Exhibit 99.9

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of November 30, 2006 and 2005 and
For Each of the Three Years in the Period Ended November 30, 2006

TRAFFIX, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Traffix, Inc.

We have audited the accompanying consolidated balance sheet of Traffix, Inc., and Subsidiaries as of November 30, 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traffix, Inc., and Subsidiaries as of November 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation effective December 1, 2005.

The information included on Schedule II is the responsibility of management, and although not considered necessary for a fair presentation of financial position, results of operations, and cash flows is presented for additional analysis and has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements. In our opinion, the information included on Schedule II relating to the year ended November 30, 2006 is fairly stated in all material respects, in relation to the basic consolidated financial statements taken as a whole. Also, such schedule presents fairly the information set forth therein in compliance with the applicable accounting regulations of the Securities and Exchange Commission.

Goldstein Golub Kessler LLP

New York, New York
February 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Traffix, Inc.

In our opinion, the consolidated balance sheet as of November 30, 2005 and the related consolidated statements of income, shareholders equity and cash flows for each of two years in the period ended November 30, 2005 present fairly, in all material respects, the financial position of Traffix, Inc. and its subsidiaries at November 30, 2005, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended November 30, 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Florham Park, NJ
February 28, 2006 except for
the changes in segment reporting
and classifications of operating expenses
in Note 1, as to which the date is
February 27, 2007

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of November 30, 2006 and 2005

	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$8,972,197	$9,335,723
Marketable securities	21,433,775	18,908,064
Accounts receivable, trade, net of allowance for doubtful accounts of $1,079,661 and $1,025,661 in 2006 and 2005, respectively	8,975,402	11,137,275
Deferred income taxes	451,909	1,379,877
Prepaid expenses and other current assets	957,674	1,078,621
Total current assets	40,790,957	41,839,560
Marketable securities	—	2,662,905
Property and equipment, at cost, net of accumulated depreciation	1,965,183	2,317,690
Goodwill	7,913,007	6,426,336
Other intangibles, net	1,210,257	2,538,223
Deferred income taxes	846,223	478,050
Total assets	$52,725,627	$56,262,764
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,692,374	$5,426,797
Accrued expenses	3,831,223	4,269,995
Reserve for customer chargebacks	—	302,175
Due to related parties	90,000	110,076
Income taxes payable	470,000	1,009,880
Total current liabilities	9,083,597	11,118,923
Deferred income taxes	—	302,465
Total liabilities	9,083,597	11,421,388
Minority interest	313,637	365,637
Commitments and contingencies (Notes 2, 10, 11 and 15)
Shareholders' equity
Preferred stock — $.001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock — $.001 par value; authorized 50,000,000 shares; issued 14,365,671 shares and 14,208,486 shares, respectively	14,365	14,208
Additional paid-in capital	42,286,760	43,584,229
Retained earnings	—	—
Accumulated other comprehensive income	1,027,268	877,302
Total shareholders' equity	43,328,393	44,475,739
Total liabilities and shareholders' equity	$52,725,627	$56,262,764

See accompanying notes to consolidated financial statements.

TRAFFIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended November 30, 2006, 2005 and 2004

	2006	2005	2004
Net revenue	$72,843,943	$62,856,982	$37,281,214
Cost of revenue	47,985,127	41,052,260	22,052,610
Gross profit	24,858,816	21,804,722	15,228,604
Selling expenses	6,083,251	5,233,358	2,544,338
General and administrative expenses	15,165,281	14,694,575	12,611,411
Bad debt expense (recovery)	539,155	(403,186)	406,699
Income (loss) from operations	3,071,129	2,279,975	(333,844)
Other income (expense):
Interest income and dividends	1,068,538	957,069	544,153
Realized gains on marketable securities	16,835	561,359	25,490
Realized gain on sale of subsidiary	—	195,000	784,900
Other non-operating (expense) income	(41,098)	(28,076)	398,118
Minority interest in income of consolidated subsidiary	(576,000)	(494,533)	—
Income before provision for income taxes	3,539,404	3,470,794	1,418,817
Provision for income taxes	1,636,561	1,042,637	404,603
Net income	$1,902,843	$2,428,157	$1,014,214
Basic earnings per share (Note 3):
Net income	$0.13	$0.17	$0.08
Weighted average shares outstanding	14,332,598	13,973,899	13,257,869
Diluted earnings per share (Note 3):
Net income	$0.13	$0.17	$0.07
Weighted average shares outstanding	14,514,232	14,344,584	13,928,374
Cash dividends per common share	$0.32	$0.32	$0.32

See accompanying notes to consolidated financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the Years Ended November 30, 2006, 2005 and 2004

	Common Stock		Common Stock Issuable	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total Shareholders’ Equity
	Shares	Amounts
Balance, November 30, 2003	12,882,992	$12,882	$242,879	$37,916,110	$4,319,356	847,686	$43,338,913
Net income for the year					1,014,214		1,014,214
Unrealized gains on available-for-sale securities						59,143	59,143
Foreign currency translation adjustment						240,167	240,167
Comprehensive income							1,313,524
Dividends declared					(4,281,293)		(4,281,293)
Stock option exercises	411,640	412		1,737,129			1,737,541
Tax benefit from exercise of stock options				328,297			328,297
Common stock issued in connection with a current year acquisitions	215,973	216	(242,879)	1,328,116			1,085,453
Balance, November 30, 2004	13,510,605	13,510	—	41,309,652	1,052,277	1,146,996	43,522,435
Net income for the year					2,428,157		2,428,157
Unrealized gains on available-for-sale securities						65,616	65,616
Reclassification adjustment for gains realized in net income						(360,584)	(360,584)
Foreign currency translation adjustment						25,274	25,274
Comprehensive income							2,158,463
Dividends declared				(989,749)	(3,480,434)		(4,470,183)
Stock option exercises	584,060	584		2,057,826			2,058,410
Tax benefit from exercise of stock options				524,334			524,334
Common stock issued in connection with current year acquisition	113,821	114		682,166			682,280
Balance, November 30, 2005	14,208,486	14,208	—	43,584,229	—	877,302	44,475,739
Net income for the year					1,902,843		1,902,843
Unrealized gains on available-for-sale securities						110,062	110,062
Reclassification adjustment for gains realized in net income						(8,834)	(8,834)
Foreign currency translation adjustment						48,738	48,738
Comprehensive income							2,052,809
Stock-based compensation expense				517,717			517,717
Dividends declared				(2,674,102)	(1,902,843)		(4,576,945)
Stock option exercises	53,831	54		248,086			248,140
Tax benefit from exercise of stock options				30,335			30,335
Common stock issued in connection with terms of prior year acquisition	103,354	103		580,495			580,598
Balance, November 30, 2006	14,365,671	$14,365	$—	$42,286,760	$—	$1,027,268	$43,328,393

See accompanying notes to consolidated financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended November 30, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income	$1,902,843	$2,428,157	$1,014,214
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,225,774	2,200,678	1,400,995
Stock-based compensation	517,717	—	—
Reserve for customer chargebacks	—	(358,809)	(28,817)
Provision for uncollectible accounts	539,154	(403,186)	406,699
Deferred income taxes	202,468	(210,810)	(51,257)
Net gains on sale of marketable securities	(16,835)	(561,359)	(25,490)
Gain on sale of subsidiary	—	(195,000)	(784,900)
Minority interest	576,000	494,533	—
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	1,320,544	(5,706,420)	(42,851)
Prepaid expenses and other current assets	120,947	(155,552)	163,224
Accounts payable	(734,423)	1,753,008	324,321
Income taxes payable	(539,880)	1,227,881	300,930
Due to related parties	(20,076)	(201,265)	(39,994)
Other, principally accrued expenses	(207,189)	687,359	212,070
Net cash provided by operating activities	5,887,044	999,215	2,849,144
Cash flows from investing activities:
Purchases of securities	(167,733,427)	(225,749,291)	(300,807,389)
Proceeds from sales of securities	168,043,546	232,537,892	301,137,877
Proceeds from sale of a subsidiary	—	195,000	784,900
Capital expenditures	(488,158)	(413,496)	(141,052)
Cash payment for intangible asset -license agreement	(8,916)	(52,915)	(161,499)
Payments for asset acquisition, net of cash received	(886,502)	(3,077,714)	(3,497,653)
Net cash (used in) provided by investing activities	(1,073,457)	3,439,476	(2,684,816)
Cash flows from financing activities:
Dividends paid	(4,576,945)	(4,470,183)	(4,281,293)
Distribution to minority interest holder	(628,000)	(128,896)	—
Repayment of capital lease obligation	(231,583)	(105,583)	—
Proceeds from stock options exercised	248,140	2,058,410	1,737,541
Excess tax benefits from stock-based compensation	30,335	—	—
Net cash used in financing activities	(5,158,053)	(2,646,252)	(2,543,752)
Effect of exchange rate changes on cash and cash equivalents	(19,060)	(10,001)	(6,948)
Net (decrease) increase in cash and cash equivalents	(363,526)	1,782,438	(2,386,372)
Cash and cash equivalents, beginning of year	9,335,723	7,553,285	9,939,657
Cash and cash equivalents, end of year	$8,972,197	$9,335,723	$7,553,285

See Notes 1, 2, 5, 11, and 13 for a summary of other noncash investing activities.

The Accompanying notes are an integral part of these financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Nature of Business

Traffix, Inc. and its consolidated subsidiaries (collectively, “Traffix” or the “Company”) provide consumer targeted direct marketing and customer acquisition services for businesses. The Company utilizes its proprietary and affiliate online databases to generate its revenue from direct marketing activities delivered by the Internet. The Company’s online databases grow through online marketing and data acquisition programs. The Company’s direct marketing activities are conducted through its Online Advertising and Media Services activities. Historically, the Company’s operations had been divided into three principle operating segments: a) E-commerce, b) LEC Billed Products and Services, and c) Off-line Marketing Services (terminated in Fiscal 2003).

The Company’s main focus and business strategy is to create compelling content and provide marketing vehicles that generate revenue for its corporate advertisers and marketing affiliates who seek access to the Company’s databases, and the databases of its affiliates under management.

The Company’s expansion in, and dependence on, online direct marketing efforts, coupled with the potential for state and/or federal legislation limiting online marketers’ consumer contact capability and the potential for seasonality within the Online Advertising and Media Services activity marketplace, should all be considered when referring to the Company’s current fiscal year results, as well as prior year historical results, in evaluating the potential for its future operations, cash flows, and financial position.

Basis of Presentation and Principles of Consolidation

It is the Company’s policy to prepare its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company include the accounts of its wholly-owned and majority-owned subsidiaries. Any losses allocated to minority interests are limited to the amount of minority interest invested capital. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company corrected the classification of selling expenses of $1,216,755 and $220,828 previously included in general and administrative expenses for the years ended November 30, 2005 and 2004, respectively.

In addition, in the Company's Fiscal 2006 fourth quarter, the Company’s Chief Operating Decision Maker — a committee consisting of executive employees and certain Audit Committee members (“CODM”), reviewed the Company’s operations with management, and determined that it currently operates in one segment, with those operations being in the business of Online Advertising and Media Service Activities. As such, the LEC Billed Product Segment, which was effectively inactive in terms of contribution to gross margin, income from operations and pre-tax income for the years ended November 30, 2006, 2005 and 2004, was collapsed into the operations of the current business for all periods presented. The collapsing of the inactive segment is the result of the LEC Segment no longer being a material component of the Company’s business, and as such it was determined that the Company’s current financial statement presentation is better situated without the immaterial LEC Segment disclosure burden. As a result of this modification, consolidated revenues, gross profit, income from operations, income before provision for income taxes, provision for income taxes and net income for the years ended November 30, 2005 and 2004 were not affected.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to reserves for

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

uncollectible receivables, reserves for data qualification allowances (included as a contra-asset component of reported net-accounts receivable), recoverability of long-lived assets, and the realizability of deferred tax assets. In the determination of its worldwide provision for income taxes and the recording of the related deferred tax assets and liabilities, and currently payable tax liabilities, the Company is required to use significant and material levels of judgment that involve many transactions and calculations. As such, the ultimate determination of its tax is uncertain, and the Company provides for tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. As a result of the application of SFAS No. 5, the Company at times establishes reserves for the potential of additional income tax based on its best estimate of the potential for the probable loss of certain tax positions taken on its tax returns. The Company believes that its combined tax accruals and tax reserves are adequate for all tax years open to audit. All tax accruals and tax reserves are treated as current liabilities in their balance sheet presentation.

Additionally, the Company has potential exposure resulting from pending and/or threatened litigation for which the Company currently assesses no risk. No provision for loss has been recorded for asserted or unasserted claims. Actual results could differ from estimates.

Revenue Recognition, Variable Costs, Allowances and Bad Debts

Revenue

The Company currently earns revenue from its Online Advertising and Media Services operations. This revenue primarily results from marketing agreements with the Company’s marketing partners, corporate customers and agreements with customers within its personals business. These agreements satisfy the “existence of persuasive evidence of an arrangement” required under the current revenue recognition rules under Staff Accounting Bulletin (SAB) 101 as modified by SAB 104. The provisions of each agreement determines the (a) pricing characteristics of the revenue generating activity, the specific type of revenue activity (i.e., Online Advertising, Search Engine Marketing, Personals or Internet game development), and (b) the method of the Company’s delivery obligations to, and acceptance obligations of its clients and customers, with (a) and (b) satisfying the criterion of SAB 101, that “sales price is fixed or determinable” and “delivery has occurred”. As a function of the Company’s client and customer acceptance process, the Company reviews bank and credit references, business financial statements, personal financial statements and/or obtain corporate officer guarantees (if appropriate), all of which satisfy the SAB 101 criteria, “collectibility is reasonably assured”. Based on the revenue recognition criterion discussed above, the Company believes it recognizes revenue when it is realizable and earned.

Deferred Revenue

The Company’s Personals business is a membership based arrangement, with membership offerings ranging from one month subscriptions to plans with annual terms. The one-month membership plans form the bulk of the Company’s subscription sales. Deferred revenue is recorded net of estimated cancellations and is amortized over the life of the membership as it is earned.

Contra Revenue

At the time revenue is recognized, the Company provides for an estimate for contractually specified data qualification allowances, when required under the governing marketing agreement. Such data qualification allowances may include allowances for data duplications, invalid addresses, age and country of origin restrictions, and are recorded in the Company’s contra-revenue accounts. The Company’s revenues are adjusted in later fiscal periods if actual allowances vary from amounts previously estimated. Historically, variances between actual allowances and previously estimated allowances have been immaterial. If events were to occur that would cause actual data qualification allowances to vary significantly from those originally estimated and reflected in the financial statements, the Company could suffer material deterioration in future fiscal period gross margins, and, therefore, its profitability, cash flows and capital resources could be adversely affected.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

During the past two fiscal years, the Company has attempted to minimize this risk by structuring the applicable marketing agreements with customers on a net-basis eliminating the need for such data qualification allowances.

Cost of Sales

Certain revenue related obligations are recorded at the time revenue is recognized. They include costs payable to other online, as well as off-line, media companies for generating registered users and consumer data for the Company, database fee sharing costs under third-party database use agreements, email message delivery costs payable to third parties, contingent-based prize indemnification coverage (i.e., sweepstakes payout indemnification) and all other variable costs directly associated with completing the Company’s obligations relative to the revenue being recognized, all of which satisfy the SAB 101 criteria regarding the concept of “other than a perfunctory, or inconsequential ongoing obligation”.

Bad Debt Allowances

Revenue recognition is also subject to provisions based on the probability of collection of the related trade accounts receivable. The Company continuously evaluates the potential of the collectibility of trade accounts receivable by reviewing such factors as deterioration in the operating results, financial condition, or bankruptcy filings of its customers. As a result of this review process, the Company records bad debt provisions to adjust the related receivable carrying amount to an estimated realizable value. Provisions for bad debts are also recorded due to the review of other factors, including the length of time the accounts receivable are past due, historical experience and other factors obtained during the conduct of collection efforts. If circumstances change regarding our specific customers on an individual basis, or if demand for Internet direct marketing softens, or if the U.S. economy stumbles, the Company’s estimates for bad debt provisions could be further increased, which could adversely affect our operating margins, profitability, cash flows and capital resources.

Research and Development

The Company charges all research and development costs to site development and maintenance expense, an account component of miscellaneous general and administrative expense, as incurred. Research and development costs are not a material component of our general and administrative expenses.

Internal Use Software

The Company accounts for the costs of internal use software in accordance with Statement of Position 98-01, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Accordingly, costs other than reengineering costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation/operation stage. As of November 30, 2006 and 2005, the Company had $21,000 and $59,000, respectively, in unamortized capitalized internal use software costs. Amortization of these costs was $38,000, $38,000 and $40,000 during the fiscal years ended November 30, 2006, 2005 and 2004, respectively.

Earnings per Common Share

Basic earnings per common share is based on the weighted-average number of common shares outstanding during each reporting period and excludes the dilutive effect of stock options. Diluted earnings per common share calculations reflect the assumed exercise of stock options that have an exercise price that is less than the average market price of the common shares during each reporting period, in accordance with the treasury stock method. Dilutive stock options are excluded if their effect is antidilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk have historically consisted of cash and cash equivalents, marketable securities and accounts receivable. Currently, the Company invests the majority of its excess cash in high-grade commercial paper, with maturities ranging from

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

one month to three years. Consistent with the above, the Company maintains Board of Director established guidelines requiring diversification of investments yielding safety and liquidity.

Cash and cash equivalent balances are principally held at six financial institutions and may, at times, exceed insurable amounts. The Company believes it mitigates its risks by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institutions.

Cash and Cash Equivalents

All short-term investments with an original maturity of less than one month are considered to be cash equivalents.

Marketable Securities

The Company’s marketable securities have historically consisted of corporate commercial paper, auction rate securities and equity securities, all of which are held for varying and indefinite periods of time, pursuant to maturity dates, market conditions and other factors. It is the Company’s intent to maintain a liquid portfolio to take advantage of investment opportunities. Therefore, all marketable securities are considered to be available-for-sale and are classified as current assets. Accordingly, such securities are stated at fair value, with unrealized gains and losses, net of the estimated tax effects when applicable, being included in other comprehensive income (loss) as a separate component of shareholders’ equity, until realized. Actual sales of securities resulting in realized gains and losses on marketable securities are included in the statement of operations, as a component of “Other income (expense)” and are derived using the specific identification method for determining the cost of securities.

Foreign Currency Translations

The Company’s foreign subsidiary uses its local currency as its functional currency. The related assets and liabilities are translated at exchange rates in effect at the balance sheet date, with the resulting adjustments being recorded directly to other comprehensive income (loss), as a separate component of shareholders’ equity; and income and expenses are translated using average exchange rates for the periods presented.

Transactions with Major Customers

Historically, the significant portion of the Company’s revenue was dependent on a limited number of major customers. For the year ended November 30, 2006 no individual customer relationship equaled, or exceeded the 10% revenue threshold for major customers. In Fiscal 2005, one customer made up 11.3%, or $7.1 million of consolidated revenues. In Fiscal 2004, one customer made up 11.1%, or $4.1 million of consolidated revenue.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over a three to five year useful life depending on the nature of the asset. Leasehold improvements are amortized over the life of the improvement or the term of the lease, whichever is shorter. Expenditures for maintenance and repairs are expensed as incurred while renewals and improvements are capitalized.

Upon retirement or disposal, the asset cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss, if any, is included in the results of operations for the period.

Goodwill and Other Purchased Intangible Assets

Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), adopted by the Company in Fiscal 2003, requires goodwill to be tested for impairment on an annual basis, and more frequently as events and certain circumstances warrant. Under SFAS 142, the Company is required to

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

perform a two-step process in its impairment assessment. Step one is to test for the potential of goodwill impairment. If the potential for impairment is identified by step one, then step two is undertaken to measure the amount of impairment loss. As of the fiscal year ended November 30, 2003, August 31 is the annual impairment assessment date for all of the Company's reporting units. The Company will perform more frequent impairment tests if events or circumstances appear to indicate that a reporting unit’s fair market value has fallen below its carrying amount. The Company completed step one in the third quarter of the fiscal year ended November 30, 2006, and determined there was no impairment to goodwill, nullifying the need for step-two performance.

The Company estimates the fair value of its reporting units using internal analysis, external economic and financial data, external market valuations, capitalized earnings and discounted cash flow models, and other comparable market valuation methods deemed relevant.

The Company first acquired goodwill in an asset acquisition transaction completed in Fiscal 2002. Therefore, the Company had never amortized goodwill and no disclosure is required regarding a comparable exclusion of goodwill amortization expense.

Additional purchased intangible assets, other than goodwill, continue to be carried at cost less accumulated amortization. Amortization is computed over the intangibles’ estimated periods benefited, primarily three to five years, using straight-line amortization. See Note 4, “Goodwill and Identifiable intangible assets”.

Impairment of Other Long-lived Assets

Long-lived assets and purchased intangible assets are reviewed for impairment if, or when, events or changes in circumstances indicate that their carrying amounts may not be recoverable. Determination of long-lived asset recoverability is based on estimated future cash flows expected to result from the use of such asset over its remaining useful life and the potential cash flows realizable from its possible disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset, an impairment loss is measured as a difference between carrying amount and the future discounted cash flows. See Notes 4 and 5.

Income Taxes

Deferred tax assets and liabilities are based on the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides for valuation allowances against deferred tax assets, when events indicate that the deferred tax assets are more likely then not to not be realized (see Note 9).

Dividends

During the year ended November 30, 2006, the Company paid dividends in excess of its retained earnings, and accordingly, the excess of $2.7 million represents a return of capital, and has been reflected as a reduction to paid in capital in excess of par on the Company's Consolidated Statements of Shareholders’ Equity.

Advertising and Marketing Expenses

The Company’s advertising and marketing costs, incurred in the advertising and marketing of the Company’s and its clients’ products, services and promotional offers, have historically been comprised of (1) costs associated with the transmission of email marketing messages, both from internal sources and external third party vendors, (2) costs associated with the purchase of online consumer data (including registered users to the Company’s websites), and (3) email and website program promotional and creative development costs. During the period July 1, 2004 to November 30, 2005, pursuant to the acquisition of

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

SendTraffic.com,Inc., the Company included the costs of its search engine marketing activities in its advertising and marketing cost accounts. During the period January 22, 2005 to November 30, 2005, pursuant to the acquisition of Hot Rocket Marketing, Inc., the Company included the costs of its direct purchases of online advertising space, which is resold on a performance return basis. During the prior fiscal periods, the Company incurred immaterial search engine marketing costs, and no costs of direct purchases of online advertising space. All above referenced costs are charged to operations (1) at the time of the email transmission, (2) upon receipt of the qualified consumer data, (3) at the time the promotional and creative services are provided, (4) at the time the search engine marketing media purchases are incurred, and/or (5) at the time the online advertising space is purchased, respectively, and are included as a component of cost of sales.

Total advertising and marketing expenses included in cost of revenue of our Online Advertising and Media Services Activities were $48.0, $40.3 and $19.5 million for fiscal years ended November 30, 2006, 2005 and 2004, respectively.

Comprehensive Income (Loss)

The Company presents foreign currency translation adjustments and unrealized gains and losses on its marketable securities (net of tax, when applicable) as a component of “comprehensive income (loss)” and are presented below:

	For the Year Ended November 30,
	2006	2005	2004
Net income	$1,902,843	$2,428,157	$1,014,214
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	48,738	25,274	240,167
Unrealized gain from available-for-sale securities, arising during the period, net of income taxes of $121,373, $66,512 and $224,684 for 2006, 2005 and 2004, respectively	110,062	65,616	59,143
Add: reclassification adjustments for gains realized in net income, net of tax effect of $-0- and $224,684 for the years ended November 30, 2006 and 2005, respectively	(8,834)	(360,584)	—
Comprehensive income	$2,052,809	$2,158,463	$1,313,524

Stock-Based Compensation

Effective December 1, 2005, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method and, therefore, has not restated results for prior periods. Under this transition method, stock-based compensation expense for the fiscal year ended November 30, 2006 included compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of December 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Stock-based compensation expense for all stock-based compensation awards granted after December 1, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which range from immediate vesting to vesting over a three year period. Prior to the December 1, 2005 adoption of SFAS 123R, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies  – (continued)

(“SAB 107”) regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123R. See Note 13 to the Audited Consolidated Financial Statements for a further discussion on stock-based compensation.

Segment Information

In classifying the financial information for its operating activities, the Company relies primarily upon the evaluations of the chief operating decision maker (CODM) and executive management in deciding how to allocate its resources and assess its performance. Disclosure is also required about products and services, geographic areas and major customers. The Company operates in one segment, Online Advertising and Media Services. During the Company's Fiscal 2006 fourth quarter, the CODM - a committee consisting of executive employees and certain Audit Committee members, reviewed the Company’s operations with management, and determined that it currently operates in one segment, with those operations being in the business of Online Advertising and Media Service Activities. As such, the LEC Billed Product segment, which was effectively inactive in terms of contribution to gross margin, income from operations and pre-tax income for the years ended November 30, 2006, 2005 and 2004, was collapsed into the operations of the current business for all periods presented. The collapsing of the inactive segment is the result of the LEC segment no longer being a material component of the Company’s business, and as such it was determined that the Company’s current financial statement presentation is better situated without the immaterial LEC segment disclosure. As a result of this modification, consolidated revenues, gross profit, income from operations, income before provision for income taxes, provision for income taxes and net income for the years ended November 30, 2005 and 2004 were not affected.

The Company sells services and not products and, correspondingly, does not carry inventory.

The Company had revenue from its Canadian-based subsidiary of approximately $912,000, $647,000 and $241,000 during the fiscal years ended November 30, 2006, 2005 and 2004, respectively. The primary role of the Canadian subsidiary is to support back office data operations and does not directly contribute significant amounts to consolidated net income. The majority of the Canadian subsidiary’s outlays are related to the generation of the Company’s revenues. Correspondingly the Company classifies them within the appropriate categories of cost of revenue.

Recent Accounting Pronouncements

In September 2006, the U.S. Securities and Exchange commission (SEC) issued Staff Accounting Bulletin No. 108, “Qualifying Financial Statement Misstatements” (SAB 108), which provides interpretive guidance on how registrants should qualify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting disclosure guidance for situations in which a material error existed in prior period financial statements by allowing companies to restate prior period financial statements or recognize the cumulative effect of initially applying SAB 108 through an adjustment to beginning retained earnings in the year of adoption. SAB 108 is effective for the Company in Fiscal 2007. The Company does not expect the adoption of SAB 108 will have a material impact on its consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. FIN 48 clarifies certain provisions of SFAS No. 109 by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax benefit from such uncertain tax positions may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of adopting FIN 48, with such adoption occurring in the first quarter of the fiscal year ending November 30, 2008, and has not yet determined the related impact the adoption will have on its financial statements.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Supplemental Cash Flows, Acquisitions and Disposals

Supplemental Cash Flow Disclosures

	For the Fiscal Years Ended November 30,
	2006	2005	2004
Supplemental disclosures:
Cash paid during the year for:
Income taxes paid (refunds received), net	$1,787,097	$39,141	$155,684

Non-cash Investing and Financing Activities

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows. For the three years ended November 30, 2006, 2005 and 2004, non-cash activities included the following items:

Investing Activities:

Stock Issued in connection with Acquisitions (Also see notes 5 and 11)

	For the Fiscal Years Ended November 30,
	2006	2005	2004
Hot Rocket Marketing, Inc. — January 31, 2006	$580,598	$—	$—
Hot Rocket Marketing, Inc. — January 21, 2005	—	682,280	—
Send Traffic, Inc. — June 30, 2004	—	—	1,085,453

Fiscal 2005 Acquisition

On January 21, 2005, the Company, through its wholly owned subsidiary, Hot Rocket Acquisition Corp., acquired all of the intangible assets of Hot Rocket Marketing Inc. and Clockwork Advertising Inc. (collectively “Hot Rocket”), corporations in the business of buying and selling performance based online advertising space for third parties, as well as providing such services to the sales activities of the consolidated entity. The Hot Rocket acquisition has broadened the Company’s reach into the Internet direct marketing arena, which continues to allow for expanded client relationships and various other synergistic possibilities, such as adding value to the Company’s core operations by the enhancement of its current and developing marketing programs.

The initial purchase price was approximately $3.8 million and was comprised of $3.1 million in cash, $0.7 million (or 113,821 shares) of the Company’s common stock and transaction fees approximating $0.1 million. Pursuant to an independent third party valuation, the reported purchase price was allocated as follows: approximately $2.2 million of goodwill and $1.6 million of identifiable intangibles. There were no tangible assets acquired.

In addition to the initial purchase price of the acquisition, the Company agreed to pay Hot Rocket a contingent purchase price of up to $12.5 million if Hot Rocket generates an aggregate of $27 million in EBITDA (as quantified in the Agreement) over the four year period following the closing. In accordance with the terms of the acquisition agreement, for the period February 1, 2005 to January 31, 2006, the Company was liable for a combined additional purchase price payment of $1.467 million, which has been settled by a cash payment of approximately $0.886 million made on May 9, 2006, and an issuance of 103,354 shares issued on May 10, 2006 (then having a fair market value of approximately $0.581 million). Future contingent payments made, if any, will be treated as additional purchase price and included as an addition to goodwill.

The terms of the acquisition agreement also provide for additional contingent payments of purchase price for the periods February 1, 2006 through July 31, 2006, and August 1, 2006 through January 31, 2007, upon the attainment of certain EBITDA thresholds as specified in the Agreement. Hot Rocket did not reach the $1.35 million EBITDA threshold for the period ended July 31, 2006, and the possibility exists that the

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Supplemental Cash Flows, Acquisitions and Disposals  – (continued)

EBITDA threshold will not be attained for the period ended January 31, 2007. Therefore, as of November 30, 2006, based on the lack of absolute certainty regarding the EBITDA threshold as it relates to the additional payment period ended January 31, 2007, the Company has not accrued any additional contingent payments at this time. Future contingencies, if any, will be recorded when the contingency has been satisfied and the additional consideration is issued or becomes issuable.

The identifiable intangibles acquired from Hot Rocket consist of non-compete covenants within employment agreements and internally developed software, which is being amortized on a straight-line basis over estimated useful lives of five and three years, respectively. It is expected that the entire goodwill value will be deductible for tax purposes based on the nature of the asset acquisition.

3. Related Party Transactions

The Company incurred approximately $300,000, $871,000 and $695,000 during Fiscal 2006, 2005 and 2004, respectively, in legal fees to a firm whose member was a director of the Company from inception to August 25, 2006, at which time he chose not to stand for re-election. The fees charged by such firm were at rates no less favorable to the Company than rates obtainable from other firms for similar services.

4. Marketable Securities

The carrying amount of the Company’s marketable securities is shown in the table below:

	November 30,
	2006		2005
	Cost	Market Value	Cost	Market Value
Available-for-sale securities:
Equity securities	$1,608,986	$1,965,983	$1,759,066	$1,936,022
Certificates of deposit	5,675,015	5,675,000	400,606	397,042
Annuity	2,742,792	2,742,792	2,662,905	2,662,905
Corporate commercial paper	11,050,000	11,050,000	16,575,000	16,575,000
Total	$21,076,793	$21,433,775	$21,397,577	$21,570,969
Classified as:
Current	$21,076,793	$21,433,775	$18,734,672	$18,908,064
Non-current	—	—	2,662,905	2,662,905
Total	$21,076,793	$21,433,775	$21,397,577	$21,570,969

Marketable securities shown in the above table are carried at the stated fair value. The cost basis of the marketable securities with scheduled maturities within one year was $21,076,793 and $18,734,672 for Fiscal 2006 and 2005, respectively.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Marketable Securities  – (continued)

Proceeds, realized/unrealized gains and realized/unrealized losses from sales of securities classified as available-for-sale for Fiscal years ended November 30, consisted of the following:

	2006	2005	2004
Proceeds from sales of securities	$168,043,546	$232,537,892	$301,137,877
Gross realized gains	51,514	600,626	35,873
Gross realized losses	(34,679)	(39,267)	(10,383)
Net realized gains	16,835	561,359	25,490
Comprehensive income gains (losses):
Unrealized gains, net of tax	235,978	331,897	200,107
Unrealized losses, net of tax	(125,916)	(266,281)	(140,964)
Total unrealized gains (losses), net of tax	$110,062	$65,616	$59,143

5. Goodwill and Identifiable Intangible Assets

The gross carrying value and accumulated amortization of goodwill and other intangibles are as follows:

	As of November 30, 2006		As of November 30, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Unamortized intangible assets:
Goodwill	$7,913,007		$6,426,336
Amortizable Intangible Assets:
GroupLotto identifiable intangibles:
GroupLotto Site Brand Recognition	$722,922	$722,922	$722,922	$630,808
GroupLotto Database	433,754	433,754	433,754	378,486
Intellectual Property Assets	289,169	289,169	289,169	252,323
Marketing Right License Fee	246,915	131,756	252,915	80,590
Infiknowledge identifiable intangibles:
Internet Game Suite	269,169	266,523	263,241	207,717
Intellectual Property Assets	201,876	199,891	197,430	155,788
Market Position Acquired	224,307	222,102	219,367	173,098
Thanksmuch identifiable intangibles:
Profiled customer data	50,000	50,000	50,000	50,000
Restrictive Covenants	10,000	10,000	10,000	8,878
SendTraffic identifiable intangibles:
Restrictive Covenants	523,109	422,609	523,109	221,609
Software	963,951	716,672	963,951	420,118
Hot Rocket identifiable intangibles:
Restrictive Covenants	569,394	212,257	569,394	98,379
Software	1,012,257	628,911	1,012,257	291,492
Total amortizable intangible assets	$5,516,823	$4,306,566	$5,507,509	$2,969,286

The Infiknowledge identifiable intangibles and unamortizable goodwill carrying value changes as a result of the effects of foreign currency exchange translation.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Goodwill and Identifiable Intangible Assets  – (continued)

The amortizable intangibles listed above are deemed to have a finite life of five years, or less, from the date of acquisition, with the weighted average life being 4.1 years.

The acquisition identifiable intangibles related amortization expense has been recorded from the dates of the respective acquisitions. Acquired intangibles are generally amortized on a straight-line basis over their weighted average useful lives with intangible asset amortization expense of $1.3, $1.5 and $0.6 million being recorded in fiscal 2006, 2005 and 2004, respectively.

The future intangible amortization expense for the next five fiscal years is estimated to be as follows:

	2007	2008	2009	2010	2011
GroupLotto Identifiable Intangible amortization:
Site Brand Recognition	$—	$—	$—	$—	$—
Database	—	—	—	—	—
Intellectual Property Assets	—	—	—	—	—
Licenses	59,353	45,806	10,000	—	—
Total Group's amortization	59,353	45,806	10,000	—	—
Infiknowledge Identifiable Intangible amortization:
Internet Game Suite	1,733	509	404	—	—
Intellectual Property Assets	1,300	382	303	—	—
Market Position Acquired	1,444	424	337	—	—
Total Group's amortization	4,477	1,315	1,044	—	—
SendTraffic Identifiable Intangible amortization:
Restrictive Covenants	100,500	—	—	—	—
Software	234,898	12,381	—	—	—
	335,398	12,381	—	—	—
Hot Rocket Identifiable Intangible amortization:
Restrictive Covenants	113,879	113,879	113,879	15,500	—
Software	337,419	45,927	—	—	—
	451,298	159,806	113,879	15,500	—
Summary of Identifiable Intangibles:
GroupLotto:	59,353	45,806	10,000	—	—
Infiknowledge:	4,477	1,315	1,044	—	—
SendTraffic:	335,398	12,381	—	—	—
Hot Rocket:	451,298	159,806	113,879	15,500	—
Totals	$850,526	$219,308	$124,923	$15,500	$—

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Property and Equipment

Property and equipment as of November 30 consist of the following:

	2006	2005
Furniture and fixtures	$564,658	$448,395
Computers and equipment	5,450,211	5,110,240
Land and Building	728,612	712,566
Leasehold improvements	338,555	242,536
	7,082,036	6,513,737
Less: accumulated depreciation and amortization	5,116,853	4,196,047
	$1,965,183	$2,317,690

The Company acquired $343,000 (cost basis) computers and equipment, under capital leases, during Fiscal 2005. Depreciation and amortization expense on property, equipment and leasehold improvements for the years ended November 30, 2006, 2005 and 2004 was approximately $885,000, $733,000 and $764,000, respectively.

7. Accrued expenses

Accrued expenses as of November 30 are comprised of the following at:

	2006	2005
Accrued payroll and bonuses	$1,553,107	$972,280
Advances from customers	634,353	623,847
Accrued fee share liabilities	309,494	327,511
Capital lease obligations	6,844	237,417
Accrued marketing media costs	690,729	1,376,053
Accrued search engine marketing costs	119,153	9,411
Accrued professional fees	289,244	380,696
Accrued service bureau fees	—	85,058
Accrued property taxes	30,380	29,237
Accrued straight-line rent concession	82,705	29,660
Other accrued liabilities	115,214	198,825
Total accrued liabilities	$3,831,223	$4,269,995

The accrued expense category includes a capital lease obligation of $6,844 and $237,417 at November 30, 2006 and 2005, respectively. The consolidated statement of cash flows for Fiscal 2006 and 2005 reflects $231,583 and $105,583, respectively, as financing activities related to repayments under the capital lease obligation.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Other Income (expense)

Other Income (expense) consisted of the following for the fiscal years ended November 30:

	2006	2005	2004
Other income (expense):
Interest income and dividends	$1,068,538	$957,069	$544,153
Realized gains on sale of marketable securities	16,835	561,359	25,490
Realized gain on sale of subsidiary	—	195,000	784,900
Other non-operating income:
Vendor settlement on prior year marketing fee	—	—	350,000
Foreign Currency Exchange Rate Fees and interest expense	(51,192)	(21,244)	(20,793)
Interest and penalties - tax audits and settlements	(13,902)	—	(69,581)
Reduction to prior year's LEC reserve	—	—	34,181
Other miscellaneous income (expense)	23,996	(6,832)	104,311
Minority interest income	(576,000)	(494,533)	—
Total consolidated Other Income, net	$468,275	$1,190,819	$1,752,661

Minority Interest

During January 2005, the Company entered into an agreement with Madacy Entertainment, through a newly created partnership, EZTracks LP, to market and promote EZTracks.com, a web destination consisting of approximately 30,000 downloadable songs covering a wide array of musical genres. The Company, through a wholly-owned subsidiary, owns 50.7% of the partnership and is responsible for managing the operations of the business, including generating traffic to the website, as well as selling advertising on the site. Madacy Entertainment, through its wholly-owned subsidiary, owns 49.3% of the partnership and provides its inventory of music and an extensive library of music licensed from other parties. Madacy has limited involvement with certain aspects of operations. The results of operations for the year ended November 30, 2006 and for the period January 21, 2005 to November 30, 2005, include the fully consolidated results of EZTracks LP with minority interest established to reflect Madacy’s ownership share of the partnership’s operating results for such periods.

The following table summarizes the results of EZ Tracks for the periods indicated:

	Year Ended November 30, 2006	January 21, 2005 to November 30, 2005
Net Revenues	$10,262,347	$8,369,797
Cost of Sales	8,913,489	7,286,976
Gross Profit	1,348,858	1,082,821
General and Administrative Expenses	180,501	79,712
Net Income	$1,168,357 (1)	$1,003,109 (1)
Minority interest	$576,000 (2)	$494,533 (2)
Distributions to Minority Interest	$628,000	$128,896

(1)	All items included in the Company's Online Advertising and Media Services activities
(2)	Represents Madacy Entertainment's 49.3% minority interest

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The provision (benefit) for income taxes consists of the following:

	Year Ended November 30,
	2006	2005	2004
Current tax provision (benefit):
U.S federal taxes	$888,732	$1,124,355	$243,732
Foreign taxes	472,057	(26,088)	191,694
U.S. state taxes	75,836	157,034	21,598
	1,436,625	1,255,301	457,024
Deferred tax provision (benefit):
U.S federal taxes	498,281	(120,766)	(40,057)
Foreign taxes	(231,436)	35,809	(20,968)
U.S. state taxes	(66,909)	(127,707)	8,604
	199,936	(212,664)	(52,421)
Total provision	$1,636,561	$1,042,637	$404,603

The domestic and foreign components of income before taxes are as follows:

	Year Ended November 30,
	2006	2005	2004
Domestic	$1,197,292	$2,598,603	$993,402
Foreign	2,342,112	872,191	425,415
Total Income before taxes	$3,539,404	$3,470,794	$1,418,817

The following is a reconciliation of the income tax expense computed using the statutory federal income tax rate to the actual income tax expense and its effective income tax rate:

	Year Ended November 30,
	2006	2005	2004
Income tax expense computed at statutory rate	$1,203,397	$1,180,070	$482,398
State income taxes, net of federal income tax benefit	5,892	19,356	19,933
Foreign tax statutory rate excess over
U.S. statutory rate	—	10,005	46,581
Foreign tax expense, net of federal tax benefit	346,895	—	—
Change in valuation allowance	(56,534)	(26,628)	(500,218)
Increase in tax contingencies	68,998	(268,271)	243,733
Nondeductible items	92,552	122,298	106,223
Net Foreign Tax Credits reclassified to expense	211,270	—	—
U.S. federal tax benefit from Foreign Tax Credit reclassification to expense	(250,168)	—	—
Other differences, net	14,259	5,807	5,953
Effective income tax expense	$1,636,561	$1,042,637	$404,603

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes  – (continued)

The components of net deferred tax assets are as follows:

	November 30,
	2006	2005
Deferred tax assets:
Current:
Accrued expenses and reserves not currently deductible	$650,358	$899,639
Prepaid expenses	(198,449)	—
Marketable securities	—	(66,511)
Realized capital losses on marketable securities and long term investments	—	68,121
Valuation allowance on realized capital losses	—	(1,610)
Foreign Income Tax Credit carryforward	—	536,772
Valuation allowance — foreign tax credits	—	(56,534)
Total current assets	451,909	1,379,877
Non-current:
Stock-based compensation	176,358	—
Fixed assets and intangibles	669,865	478,050
State net operating losses	3,150,584	3,148,778
Valuation allowance	(3,150,584)	(3,148,778)
Total noncurrent assets	846,223	478,050
Total assets	1,298,132	1,857,927
Deferred tax liabilities:
Fixed assets and intangibles	—	(267,258)
Other	—	(35,207)
Total noncurrent liabilities	—	(302,465)
Net deferred tax assets	$1,298,132	$1,555,462

At November 30, 2006 and 2005, valuation allowances of $3,150,584 and $3,148,778, respectively, were established, primarily for state tax net operating losses, which can not be carried back by statute, and have reduced the deferred tax assets to an amount which the Company believes is more likely than not to be realized.

The Company has approximately $59.6 million of state net operating losses expiring through 2016.

10. Litigation

We are subject to legal proceedings, lawsuits and other claims, brought by: (1) consumers of our products and services; (2) our clients; (3) consumers of our clients' products and services; and (4) others bringing claims that arise in the normal course of our business. Legal proceedings are subject to numerous uncertainties rendering the prediction of their outcome difficult. As a result of such uncertainty, we are unable to estimate the ultimate outcome of any of the subsequently mentioned claims, and, accordingly, no provision for loss has been recorded. We believe that individually, and in the aggregate, the ultimate settlement of the subsequently mentioned claims should not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Litigation  – (continued)

DADA USA INC. f/k/a DADAMobile Inc. v. Q121 Inc. d/b/a MSFOCUS and Banca Intesa SpA

In September 2006, DADA USA Inc. (“Dada”) filed this action in Supreme Court of the State of New York, New York County (Index No. 603365/06).

The action relates to a marketing agreement between Dada and Q121 Inc., our subsidiary. Dada alleges, inter alia, that Q121 Inc. breached the agreement by using unapproved advertisements or failing to prevent sub-publishers from using approved ads in an unapproved manner or misappropriating confidential information or diverting customers; and that it engaged in unfair competition. The complaint seeks damages in an amount which the plaintiff alleges it believes to be in excess of ten million dollars.

Dada sought to enjoin Q121 Inc. from drawing down on a letter of credit which had secured Dada's performance under the agreement. The court denied Dada's application for a temporary restraining order, the issuing bank paid the full amount of the letter of credit, and Dada withdrew the request for a preliminary injunction. Limited discovery has taken place; the matter has been referred to mediation, which is expected to occur as early as March 2007.

We believe that there is no merit to Dada's claims and intend vigorously to defend the action.

Hatton v. Prize America/Prize Distributors

In or about October 2005 Brandon Hatton filed a pro se action in the U.S. District Court, Middle District of Tennessee (No. 05 CV 00073) and was also granted permission to proceed in forma pauperis. The complaint, as amended, alleges that sometime between June 2002 and July 2004 the plaintiff won a prize, that defendant failed to pay/deliver, and claims damages of $391 million.

In December, 2006 we learned that plaintiff had attempted to serve process; our counsel has made a special appearance and has moved to dismiss the action on jurisdictional grounds. That application is pending.

We believe that there is no merit to this claim and, in the event our application is denied, we intend vigorously to defend the action.

Nicherie v. Pellicano et al, CV 06-6434 United States District Court; Central District of California

We were recently served with a Second Amended Complaint in this action, which alleges twenty causes of action variously directed against forty-seven individuals and entities as well as against Does 1 – 200. The plaintiff alleges that he is an inmate at the Metropolitan Detention Center in Los Angeles, that he was President and CEO of Federal Transtel, Inc. and that through a trust he owns or controls an interest in that company. The third cause of action is directed at a number of defendants, including us, and purports to state a RICO claim; plaintiff also purports to bring the twentieth cause of action on behalf of the United States of America against a number of individuals and entities including us pursuant to the False Claim Act, 31 USC 3730(b), alleging, among other things, what he describes as “ ‘small increment billing’ frauds...which targeted the United States government and its employees who had authority to use government credit cards...” and seeks unspecified damages and attorneys fees. In some of the other causes of action, the plaintiff purports to bring the claim against “all defendants” but fails to allege any act by us.

Portions of the Second Amended Complaint, including the causes of action directed at us, were dismissed by the court on motion of some of the other defendants, and plaintiff was granted leave to replead by February 13, 2007. We are named as a defendant in the Third Amended Complaint, for the same claims, but the substantive allegations or wrongdoing, or the lack thereof, remain the same.

We believe that there is no merit to the claims and intend vigorously to defend the action.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies

Leases

The Company is obligated under four real property lease agreements that expire through fiscal 2011. Future minimum rental payments consist of the following at November 30, 2006:

2007	$489,910
2008	450,500
2009	351,625
2010	353,001
2011	292,142
$1,937,178

The leases contain escalation clauses with respect to real estate taxes and related operating costs. The accompanying financial statements reflect rent expense on a straight-line basis over the term of the lease as required by accounting principles generally accepted in the United States of America. Rent expense for all leases was $436,000, $409,000 and $346,000 for Fiscal 2006, 2005 and 2004, respectively.

Employment Agreements

Jeffrey L. Schwartz

The Company entered into an employment agreement on March 10, 2006, effective as of December 1, 2005, with Jeffrey L. Schwartz (the “Schwartz Employment Agreement”), which expires on November 30, 2007; provided, however, that if the Company’s Pre-Tax Income (as defined in the Schwartz Employment Agreement) for the 21 months ending August 31, 2007 is at least $4.2 million, Mr. Schwartz has the right to extend the term to November 30, 2008 (provided he exercises that option no later than November 1, 2007).

Pursuant to the Schwartz Employment Agreement, (i) Mr. Schwartz is employed as Chairman and Chief Executive Officer; (ii) Mr. Schwartz will be paid a base salary of $605,000 per annum; (iii) Mr. Schwartz will receive bonuses upon the Company’s achievement of certain pre-tax income milestones, as well as discretionary bonuses subject to approval of its Board of Directors; (iv) Mr. Schwartz was issued on March 10, 2006 a 10-year option to acquire 60,000 shares of the Company’s Common Stock at an exercise price of $5.44 per share, which option vested as follows:

(x)	30,000 shares vested immediately; and
(y)	30,000 shares vested on December 1, 2006;

(vi) the Company will pay for all expenses reasonably incurred by Mr. Schwartz in connection with the performance of his duties, including paying up to $25,000 per year towards the total per annum costs of an automobile; (vii) Mr. Schwartz agreed not to compete or engage in a business competitive with the Company’s business during the term of the Schwartz Employment Agreement and for a period of one year thereafter; (viii) if Mr. Schwartz’s employment is terminated other than as a result of a “For Cause Event” (as defined in the Schwartz Employment Agreement) or if he resigns for “Good Reason” (as defined in the Schwartz Employment Agreement), he will be entitled to receive additional compensation and other consideration, all as more fully described in the Schwartz Employment Agreement; and (ix) at any time after September 2, 2006, Mr. Schwartz may terminate the Schwartz Employment Agreement, whereupon he will receive additional compensation and other consideration, as summarized below (and as more fully described in the Schwartz Employment Agreement).

The Schwartz Employment Agreement provides that, if the Schwartz Employment Agreement terminates due to the scheduled expiration of the term, or if Mr. Schwartz voluntarily terminates his employment after September 2, 2006, Mr. Schwartz will (i) in partial consideration for agreeing to assume consulting obligations for the Company (as set forth in clause (iii), below), be entitled to receive a one-time, lump-sum payment of $250,000; (ii) be entitled to receive those bonuses which he was otherwise entitled to receive for the last

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies  – (continued)

bonus period ending before the termination of the Schwartz Employment Agreement; (iii) become a consultant to the Company for a period of three years, for which he will be paid a consulting fee of $108,334 per annum; and (iv) be entitled to receive additional consideration and compensation, all as more fully described in the Schwartz Employment Agreement.

Andrew Stollman

The Company entered into an employment agreement, effective December 1, 2001, with Andrew Stollman, which agreement was orally amended on June 3, 2004 (the “First Amendment”). On May 10, 2005, the First Amendment was reduced to writing and the Company executed a second amendment to Mr. Stollman’s employment agreement (the “Second Amendment”). The employment agreement, as amended by the First Amendment and Second Amendment, now expires on November 30, 2007 and further provides that Mr. Stollman (i) is employed as the Company’s President and Secretary; (ii) was paid for the fiscal year ended November 30, 2005, and will be paid for all fiscal years remaining under the term, $544,500 per annum; (iii) will receive bonuses upon the Company’s achievement of certain pre-tax income milestones and (as added by the Second Amendment) certain EBITDA (as defined) milestones, as well as discretionary bonuses subject to approval of the Company’s Board of Directors; (iv) upon the commencement of the agreement on December 1, 2001, was issued a ten-year option to acquire 105,000 shares of the Company’s Common Stock at an exercise price of $5.70 per share; (v) upon the execution of the First Amendment, was issued a ten-year option to acquire 405,000 shares of the Company’s Common Stock at an exercise price of $7.34 per share, the shares of which vest as follows:

(a)	75,000 shares vested immediately;
(b)	110,000 shares vested upon the determination that the Company had Operating Cash Flow (as defined in the Second Amendment) for Fiscal 2005 equal to or greater than $4.0 million;
(c)	110,000 shares vested upon the determination that the Company had Operating Cash Flow (as defined in the Second Amendment) for Fiscal 2006 equal to or greater than $4.65 million; and
(d)	110,000 shares will vest if the Company has Operating Cash Flow for Fiscal 2007 equal to or greater than $5.29 million;

(vi) agreed not to compete or engage in a business competitive with the Company’s business during the term of the agreement and for a period of one year thereafter; (vii) if his employment is terminated other than as a result of a “For Cause Event” (as defined in the original 2001 employment agreement), will be entitled to receive additional compensation and other consideration, all as more fully described in the original 2001 employment agreement; and (viii) if his employment is terminated as a result of a “Change in Control” (as defined in the original 2001 employment agreement), will be entitled to receive a one-time payment in an amount equal to 2.99 times his “base amount” determined in accordance with the applicable provisions of the Internal Revenue Code.

The foregoing is only a summary of the material terms of the employment agreements with the Named Officers. For a complete description, copies of such agreements are annexed hereto in their entirety as exhibits or are otherwise incorporated herein by reference.

Acquisition Related Additional Contingent Purchase Price Consideration

The Company is liable under certain acquisition agreements (see Note 2) regarding the potential of additional payment of purchase price consideration arising out of the attainment of post acquisition operating milestones as defined in the acquisition agreements.

Continuing Obligations under Fixed Asset and Service Agreements

During June 2005, the Company entered into a combined fixed asset acquisition and service agreement, for the purchase of computer server equipment used in its email marketing business and a service agreement related to the maintenance, storage and usage of such equipment. Under the terms of the agreement, the

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitments and Contingencies  – (continued)

Company was obligated to pay $63,000 per month, for twelve consecutive months, commencing on August 1, 2005. As of November 30, 2006, this obligation was fully satisfied.

12. Earnings Per Share

The following table sets forth the reconciliation of the weighted average shares used for basic and diluted earnings per share:

	Year Ended November 30,
	2006	2005	2004
Denominator:
Denominator for basic earnings per share — weighted average shares	14,332,598	13,973,899	13,257,869
Effect of dilutive securities:
Stock options	181,634	370,685	670,505
Denominator for diluted earnings per share — adjusted weighted average shares	14,514,232	14,344,584	13,928,374

Options to purchase 2,211,850, 2,083,601 and 1,344,350 shares of common stock that were outstanding at November 30, 2006, 2005 and 2004, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive.

13. Stock Option Plan and Warrants

The Company’s shareholder-approved 2006 Employee Incentive Plan (the “2006 Plan”) provides for the granting of incentive stock options, non-qualified stock options and the issuance of restricted stock for up to 1,086,564 shares of our common stock. There are also 1,087,364 shares underlying options issued under the Company’s Sixth Amended and Restated 1995 Employee Stock Option Plan (the “1995 Plan” and, with the 2006 Plan, the “Plans”). As of November 30, 2006, all Plan activity was for the granting of non-qualified stock options. To date, no incentive stock options have been granted. On December 1, 2006, restricted stock was issued to non-employee directors in accordance with the terms of the 2006 Plan. Certain grants had been issued that include performance-based vesting criteria. No performance-based awards were granted during the year ended November 30, 2006. Options have five to ten year contractual terms and generally vest based on 0 to 3 years of continuous service.

The total expense related to the Plans was $517,717 for the year ended November 30, 2006. The total related income tax benefit recognized on the income statement was $179,247.

Prior to December 1, 2005, the Company accounted for the 1995 Plan under the recognition, measurement and pro forma disclosure provisions of APB 25, the original provisions of SFAS No. 123, and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). In accordance with APB 25, the Company generally would have recognized compensation expense only when it granted options with a discounted exercise price, or modified the terms, and would have recognized the related compensation expense ratably over the associated service period, which was generally the option vesting term.

Effective December 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective transition method and, therefore, has not restated results for prior periods. Under this transition method, stock-based compensation expense for the year ended November 30, 2006 included compensation expense for all stock-based compensation awards granted prior to but remained unvested as of, December 1, 2005. Compensation expense was based on the grant date fair value estimated in accordance with the original provision of SFAS No. 123.

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan and Warrants  – (continued)

Stock-based compensation expense for all stock-based compensation awards granted after December 1, 2005 is based on the grant-date fair value estimated on that date using the Black-Scholes option-pricing model with assumptions noted on the table set forth below under the header “Stock option Valuation and Expense information under SFAS No. 123(R)”. The Company recognizes these compensation costs net of a forfeiture rate and recognizes the compensation costs for only those shares expected to vest on a straight-line basis over the requisite service period of the award, for which the Company uses the related weighted-average vesting term. The Company used an estimated forfeiture rate in the valuation model for the year ended November 30, 2006. The estimate is based on historical employee option exercise and employee termination experience. The Company has identified separate groups of optionees that exhibit similar option exercise behavior and has considered them as separate groups in the valuation model.

As a result of the Company’s December 1, 2005 adoption of SFAS 123R, the impact to the Company’s Consolidated Financial Statements for the year ended November 30, 2006 on income before income taxes and on net income were reductions of $517,717 and $338,471, respectively, when comparing what results would have been had it continued to account for stock-based compensation under APB 25. The impact on both basic and diluted earnings per share for the year ended November 30, 2006 was $0.02 per share. In addition, prior to the adoption of SFAS 123R, the Company presented the tax benefit of stock option exercises as operating cash flows. Upon the adoption of SFAS 123R, tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows.

Pro Forma Information under SFAS No, 123

Pro forma information regarding the effect on the net income and basic and diluted income per share for the years ended November 30, 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS No. 123, are as follows:

	For the Years Ended November 30,
	2005	2004
Net income	$2,428,157	$1,014,214
Add: Total stock-based compensation expense included in reported net income, net of related tax effects	—	—
Less: Total stock-based compensation expense determined under fair value based method, net of related tax effects	(682,013)	(651,982)
Pro forma Net income, as adjusted	$1,746,144	$362,232
Basic earnings per share:
As reported	$0.17	$0.08
Pro forma	$0.12	$0.03
Diluted earnings per share:
As reported	$0.17	$0.07
Pro forma	$0.12	$0.03

Stock Option Valuation and Expense Information

The Company calculated the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model using the following assumptions:

	Year Ended November 30,
	2006(1)	2005	2004
Expected life (years)	4.82	4.00	4.00
Risk-free interest rate	4.47%	3.92%	3.18%

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan and Warrants  – (continued)

	Year Ended November 30,
	2006(1)	2005	2004
Expected volatility	50.25%	54.00%	54.00%
Dividend yield	6.17%	10.70%	10.70%

(1)	The fair value calculation was based on stock options granted during the period.

The volatility assumption is based on the weighted average for the expected term of the options volatility measurements of the Company’s stock. The risk-free interest rate assumption is based upon various short term U.S. Treasury rates, as of the month of the grants.

The expected life of employee and director stock options represents the weighted average of the result of the “simplified” method applied to “plain vanilla” options granted during the period December 1, 2005 to November 30, 2006, all as provided for in Staff Accounting Bulletin No. 107 (“SAB 107”).

The stock-based compensation expense recognized in the consolidated statement of operations for the year ended November 30, 2006 is based on awards ultimately expected to vest, and accordingly has been adjusted by the amount of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based partially on historical experience. In the Company’s pro forma information required under SFAS 123 for the periods prior to December 1, 2005, the Company had established estimates for forfeitures.

During the year ended November 30, 2006, stock-based compensation expense is included in general and administrative expense.

Stock Options

The status of the Plans during the three years ended November 30, 2006, 2005 and 2004 is as follows:

	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	3,140,359	$5.65	3,222,585	$5.22	2,643,640	$4.60
Granted	142,500	5.41	821,500	5.82	1,016,250	6.35
Exercised	(53,831)	4.61	(584,060)	3.52	(411,640)	4.20
Cancelled or lapsed	(51,967)	6.49	(319,666)	5.43	(25,665)	4.04
Options outstanding, end of year	3,177,061	$5.65	3,140,359	$5.65	3,222,585	$5.22
Options exercisable, end of year	2,880,548		2,572,507		2,444,758
Options available for grant, end of year	1,087,364		1,177,897		1,679,731
Weighted average fair value of options granted during the year	$1.51		$1.25		$1.46

The weighted-average remaining contractual life (in years) for options outstanding at November 30, 2006, 2005, and 2004, were 7.3, 6.0, and 5.1 years, respectively. The aggregate intrinsic value represents the difference between the Company’s closing stock price on November 30, 2006, the last trading day of Fiscal 2006, and the exercise price, multiplied by the number of in-the-money options that would have been received by the option holders had all option holders exercised their options on November 30, 2006, this amounted to $1,448,613. This amount changes based on the fair market value of the Company’s stock. Total intrinsic value of options exercised for the year ended November 30, 2006 was $67,623. Total fair value of options vested

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Stock Option Plan and Warrants  – (continued)

and expensed was $338,471, net of tax, for the year ended November 30, 2006. The weighted-average grant-date fair value of options granted during the year ended November 30, 2006 was $1.51.

A summary of the status of the Company’s nonvested shares as of November 30, 2006, and changes during the year ended November 30, 2006 is set forth below:

	November 30, 2006
Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested Options outstanding, beginning of period	568,852	$1.39
Granted	142,500	1.51
Vested	(401,169)	1.82
Forfeited	(13,670)	1.36
Nonvested Options outstanding, end of period	296,513	1.74

As of November 30, 2006, there was $170,805 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 7.72 months, to be expensed through the first quarter of the fiscal year ending November 30, 2009.

The following table summarizes information for options currently outstanding and exercisable at November 30, 2006:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$1.72-$2.50	219,797	4.2	$2.34	219,797	$2.34
$2.63-$3.85	288,083	5.1	3.15	288,083	3.15
$4.22-$6.23	1,785,181	5.1	5.62	1,615,336	5.61
$6.35-$9.38	846,500	5.6	7.12	719,832	7.10
$11.13-15.57	37,500	.5	12.67	37,500	12.67
$1.72-$15.57	3,177,061	5.1	$5.65	2,880,548	$5.58

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option-pricing model with the weighed average assumptions included on the table above, under the header “Stock Based Option Valuation and Expense Information under SFAS 123(R)”.

14. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for Fiscal 2006 and 2005:

	Quarter Ended
2006:	November 30,	August 31,(2)	May 31,(2)	February 28,(2)
Net revenues	$17,158,116	$19,698,883	$18,964,132	$17,022,812
Gross profit	4,580,063	7,121,978	5,702,603	7,454,172
Income (loss) before income taxes	(211,027)	1,812,621	1,219,023	718,787
Net income (loss)	1,116	842,048	636,961	422,718
Basic income (loss) per share	$0.00	$0.06	$0.04	$0.03
Diluted income (loss) per share	$0.00	$0.06	$0.04	$0.03

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Quarterly Results of Operations (Unaudited)  – (continued)

2005:	November 30,(1)	August 31,(1)	May 31,(1)	February 28,(1)
Net revenues	$16,598,155	$16,372,442	$16,610,569	$13,275,816
Gross profit	5,244,557	5,614,899	6,083,820	4,861,446
Income before income taxes	639,407	578,573	1,193,277	1,059,537
Net income	780,525	316,667	707,684	623,281
Basic income per share	$0.05	$0.02	$0.05	$0.05
Diluted income per share	$0.05	$0.02	$0.05	$0.04

(1)	As described elsewhere in this Notes to Consolidated Financial Statements, the Quarterly Reports on Form 10-Q for the first and second quarters of Fiscal 2005 were filed on a different basis than that included above. The amounts as reported in our Form 10-Q’s, as filed in Fiscal 2006, are listed in the first table below (table (1)). The second table (table (2)) provides the information that agrees to the condensed information detailed above, which also agrees to the basis of presentation as included in the Form’s 10-Q, as filed in Fiscal 2005. The third table provides the variance between table (1) and table (2), effectively providing the variance between the filings. A fourth table is provided detailing the percentage variance between table (3) and table (2), effectively providing the percentage variance between the filings.
(2)	The first and second quarter of Fiscal 2006, were reported on a different basis then the third and fourth quarters, relative to account classifications as they related to our preliminary interim CODM reporting (see Note 1 to the Consolidated Financial Statements) and our final reporting determinations, and due to the correction of an immaterial allocation classification error between selling salaries and general and administrative salaries (also see Note 1 to the Consolidated Financial Statements), all of such classification adjustments had no impact on Income from Operations, Pre-tax Income, or Net-income. Table (5), included below, provides the details of the our Fiscal 2006 first, second and third quarter, three-month results, as included in our three-month sections of our consolidated statements of income, included in our Form 10-Q’s as filed. Table (6) compares the nine months, as accumulated in table (5), with the nine months as included in our Form 10-Q filed for our third quarter ended August 31, 2006. Table (6) also includes the change, expressed in dollars, and as a percentage. We again note that the classification adjustments had no impact on Income from Operations, Pre-tax Income, or Net-income, and as such have been deemed immaterial.

Table 1	As Reported In Fiscal 2006 Form 10-Q's - Quarter Ended
2005:	November 30,	August 31,	May 31,	February 28,
Net revenues	$16,598,155	$16,372,442	$16,257,112	$12,924,931
Cost of revenues	11,353,598	10,757,543	9,360,005	7,286,476
Gross profit	5,244,557	5,614,899	6,897,107	5,638,455
Selling expenses	1,576,524	1,315,640	1,281,345	817,175
General and administrative expenses	3,763,756	3,805,339	3,961,684	4,263,951
Other operating (income) expense	—	—	(189,550)	(175,805)
Amortization of intangibles	—	—	476,762	275,162
Depreciation expense	—	—	171,300	174,946
Bad debt expense	(573,427)	4,634	80,382	85,225
Income from operations	$477,704	$489,286	$1,115,184	$197,801

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Quarterly Results of Operations (Unaudited)  – (continued)

Table 2	As Reported in Fiscal 2005 Form 10-Q's - Quarter Ended
2005:	November 30,	August 31,	May 31,	February 28,
Net revenues	$16,598,155	$16,372,442	$16,610,569	$13,275,816
Cost of revenues	11,353,598	10,757,543	10,526,749	8,414,370
Gross profit	5,244,557	5,614,899	6,083,820	4,861,446
Selling expenses	1,328,611	896,697	974,120	817,175
General and administrative expenses	4,011,669	4,224,282	3,914,134	3,761,245
Other operating (income) expense	—	—	—	—
Amortization of intangibles	—	—	—	—
Depreciation expense	—	—	—	—
Bad debt expense	(573,427)	4,634	80,382	85,225
Income from operations	$477,704	$489,286	$1,115,184	$197,801

Table 3	$$$ Variance Between Reported Filings - Quarter Ended
2005:	November 30,	August 31,	May 31,	February 28,
Net revenues	$—	$—	$(353,457)	$(350,885)
Cost of revenues	—	—	(1,166,744)	(1,127,894)
Gross profit	—	—	813,287	777,009
Selling expenses	247,913	418,943	307,225	—
General and administrative expenses	(247,913)	(418,943)	47,550	502,706
Other operating (income) expense	—	—	(189,550)	(175,805)
Amortization of intangibles	—	—	476,762	275,162
Depreciation expense	—	—	171,300	174,946
Bad debt expense	—	—	—	—
Income from operations	$—	$—	$—	$—

Table 4	%%% Variance Between Reported Filings - Quarter Ended
2005:	November 30,	August 31,	May 31,	February 28,
Net revenues	0.00%	0.00%	-2.13%	-2.64%
Cost of revenues	0.00%	0.00%	-11.08%	-13.40%
Gross profit	0.00%	0.00%	13.37%	15.98%
Selling expenses	18.66%	46.72%	31.54%	0.00%
General and administrative expenses	-6.18%	-9.92%	1.21%	13.37%
Other operating (income) expense	0.00%	0.00%	100.00%	100.00%
Amortization of intangibles	0.00%	0.00%	100.00%	100.00%
Depreciation expense	0.00%	0.00%	100.00%	100.00%
Bad debt expense	0.00%	0.00%	0.00%	0.00%
Income from operations	0.00%	0.00%	0.00%	0.00%

TRAFFIX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Quarterly Results of Operations (Unaudited)  – (continued)

Table 5	As Reported in Fiscal 2006 (Three Month Reported basis) Form10-Q's - Quarter Ended
2006:	Nine Months (Per Attached|Lf) August 31,	August 31,	Three Months May 31,	February 28,
Net revenues	$55,685,827	$19,698,883	$18,964,132	$17,022,812
Cost of revenues	32,567,177	12,576,905	10,421,632	9,568,640
Gross profit	23,118,650	7,121,978	8,542,500	7,454,172
Selling expenses	4,303,604	1,473,299	1,826,296	1,004,009
General and administrative expenses	14,005,562	3,899,851	5,031,628	5,074,083
Other operating (income) expense	42,630	—	18,517	24,113
Amortization of intangibles	723,792	—	361,817	361,975
Depreciation expense	429,781	—	215,200	214,581
Bad debt expense	174,340	80,028	10,026	84,286
Income from operations	$3,438,941	$1,668,800	$1,079,016	$691,125

Table 6	Comparison of Table (5), Nine Month Column with Fiscal 2006 Nine Months as Reported in Fiscal 2006 Third Quarter Form 10-Q
2006:	Nine Months (Per Table (5)) August 31,	Nine Months Per Form 10-Q August 31,	Change Inc (Dec) $$$	Change Inc (Dec) %%%
Net revenues	$55,685,827	$55,685,827	$—	0.00%
Cost of revenues	32,567,177	35,407,074	(2,839,897)	-8.72%
Gross profit	23,118,650	20,278,753	2,839,897	12.28%
Selling expenses	4,303,604	4,683,465	(379,861)	-8.83%
General and administrative expenses	14,005,562	11,982,007	2,023,555	14.45%
Other operating (income) expense	42,630	—	42,630	100.00%
Amortization of intangibles	723,792	—	723,792	100.00%
Depreciation expense	429,781	—	429,781	100.00%
Bad debt expense	174,340	174,340	—	0.00%
Income from operations	$3,438,941	$3,438,941	$—	0.00%

During the fourth quarter of Fiscal 2006, the Company adjusted the volatility rate in its SFAS 123R Stock Based Compensation expense calculation, effectively decreasing after-tax SFAS 123R expense by $119,464, correspondingly increasing fourth quarter net income by the same amount.

During the fourth quarter of Fiscal 2005, the Company realized $600,000 in bad debt recapture and $68,000 of interest income pursuant to a settlement of an arbitration matter.

During the fourth quarter of Fiscal 2004, the Company adjusted certain accrued expenses related to year-end bonus accruals. The total of such adjustment effectively reduced fourth quarter costs and expenses by approximately $180,000, correspondingly improving fourth quarter income before income taxes by the same amount. During the fourth quarter of Fiscal 2004, the Company recorded the final purchase price allocation between goodwill and amortizable identifiable intangibles, as they related to a current year acquisition. This final allocation effectively increased fourth quarter amortization expense by approximately $130,000, pursuant to the final purchase price allocation differing from the preliminary allocation estimate recorded at August 31, 2004. This adjustment effectively reduced fourth quarter income before taxes by the same amount, and served to offset the benefit of the fourth quarter accrued year-end bonus adjustment.

15. Subsequent Events (Unaudited)

On February 26, 2007, the Company’s Board of Directors declared a dividend of $0.08 per share to shareholders of record as of March 1, 2007, payable on or about March 10, 2007.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Col. A	Col. B	Col. C			Col. D		Col. E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions – Describe		Balance at End of Period
Year ended November 30, 2006
Reserve for customer chargebacks	$302,174	$—	$—		$302,174	(6)	$—
Allowance for doubtful accounts	$1,025,660	$—	$766,912	(4)	$712,911	(5)	$1,079,661
Allowance for data qualifications	$258,314	$—	$97,800	(1)	$114,956	(1A)	$241,158 (7)
Year ended November 30, 2005
Reserve for customer chargebacks	$377,534	$—	$208,089	(1)	$283,449	(3)	$302,174
Reserve for fulfillment costs	$48,016	$—	$—		$48,016	(2)	$—
Allowance for doubtful accounts	$691,228	$—	$196,814	(4)	$(137,618	)(5)	$1,025,660
Allowance for data qualifications	$266,644	$—	$1,347,704	(1)	$1,356,034	(1A)	$258,314
Year ended November 30, 2004
Reserve for customer chargebacks	$406,352	$—	$2,252,289	(1)	$2,281,107	(3)	$377,534
Reserve for fulfillment costs	$—	$—	$48,016	(2)	$—		$48,016
Allowance for doubtful accounts	$872,603	$—	$406,698	(4)	$588,073	(5)	$691,228
Allowance for data qualifications	$93,498	$—	$1,249,805	(1)	$1,076,659	(1A)	$266,644

(1)	Charges against revenues.
(1A)	Charges to revenues.
(2)	Charges against cost of sales.
(3)	Chargebacks refunded to consumers.
(4)	Charges to allowance.
(5)	Charges against the allowance.
(6)	Charges against accounts receivable
(7)	Netted against accounts receivable